**EXHIBIT 3**

**Part I:**       **Identifying Information**

7.  Provide the primary, and if any, secondary, physical street address(es) of the NMS Stock ATS matching system: **Primary data center: Digital Realty, 80 Merritt Boulevard, Trumb~eu~ll, CT 06611; Secondary data center: NJ2X, Century Link, 1919 Park Avenue, Weehawken, NJ 07086**

**Part II:**      **Activities of the Broker-Dealer Operator and its Affiliates**

Item 7:         Protection of Confidential Trading Information

> d. Provide a summary of the roles and responsibilities of any Persons that have access to confidential trading information, the confidential trading information that is accessible by them, and the basis for the access.

> > **Before executing trades on Aqua, a liquidity taker must enter its private trading interest into its OMS blotter, which is not a part of the Aqua system. Because information in the OMS blotter reflects only private trading interest, it does not reflect executable orders nor does it represent "indications" that are meant for viewing by any other party.**

> > **This private trading interest is the most sensitive confidential information that subscribers entrust to Aqua. Private trading interest is published to the subscriber's Aqua Participant Server ("APS"), the client-side software which typically resides in the client's environment, but may, at the client's option, be hosted by a third party or by BGC Partners, L.P., an affiliate of Aqua.**

> > **This private trading interest is not transmitted or shown to anyone, including Aqua Securities personnel. By reading the liquidity taker's trading interest using a process that resides entirely behind the liquidity taker's firewall or at the liquidity taker's data center, and by not making this information available to Aqua personnel, Aqua provides a high degree of client information security.**

> > **Other forms of confidential subscriber information in Aqua's possession include the orders submitted to the ATS by liquidity providers and liquidity takers, Aqua Notices displayed to liquidity takers, and trades executed and visible through the Firm Order Viewer, an internal application.**

> > **Operations/Integration Services personnel provide real-time technical support to Aqua subscribers. They use the Firm Order Viewer for direct access to view orders submitted to the ATS. They are the only personnel with tools allowing them to view orders and they are the only personnel with access to the Firm Order Viewer.**

> > **Operations/Integration Services personnel have indirect access to view private trading interest that subscribers make available to the Aqua**

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Participant Server in the course of diagnosing issues or addressing client questions. To access this information, an Operations/Integration Services employee may retrieve logs from the client's APS, an action that is captured in an audit trail. This facilitates troubleshooting activity at the point in time that the log was retrieved.

The only information about a client's private trading interest that Aqua's Operations/Integration Services personnel may access directly without retrieving logs is summary information (*i.e.,* number of orders) regarding the current eligible private trading interest a client has made available to the APS, broken out by market capitalization, which is available in the Aqua Support Tool, an internal application. This information does not include ticker symbols, sides, quantities or prices.

Aqua Sales personnel may also use the Aqua Support Tool to directly access the current eligible private trading interest a client has made available to the APS. Sales personnel have no access to information about specific ticker symbols, sides, quantities or prices of this trading interest; no access to log files or information from an APS; and no access to the Firm Order Viewer. Sales personnel have no ability to see orders entered into the ATS – either in real-time or historically.

Operations/Integration Services and Sales personnel may view specific Notices that were shown to Aqua buyside subscribers, including the ticker symbol, side, size and price of the Notice that was shown to the subscriber, using the Aqua Support Tool. Sales personnel do not have access to any detail about the private trading interest that prompted a Notice to be shown to a subscriber, nor do they have access to any detail about the underlying order submitted to the ATS.

Operations/Integration Services and Sales personnel may view executed trades, including ticker symbols, quantities and prices and the parties to the trades. Operations/Integration Services and Sales personnel have the ability to see which subscribers are logged into Aqua **and whether a subscriber has linked their OMS orders to Aqua**.

Software Developers have access to the production environment to provide support and may assist Operations/Integration Services in troubleshooting.

Employees of BGC Partners, L.P. who manage and maintain the data center described in Part II, Item 6(b) do not have access to confidential trading information of the ATS.

**Part III:**     **Manner of Operations**

ActiveUS 169115419

Item 1:     Types of ATS Subscribers

Select the type(s) of Subscribers that can use the NMS Stock ATS services:

☒ Investment Companies   ☐ Retail Investors   ☐ Issuers   ☒ Brokers

☐ NMS Stock ATSs   ☒ Asset Managers   ☐ Principal Trading Firms

☒ Hedge Funds   ☒ Market Makers   ☒ Banks   ☒ Dealers

☒ Other

If other, identify the type(s) of subscriber.

**When subscribers are activated on the system, they are classified as either FIX liquidity providers or liquidity takers (or both).**

**Liquidity providers are subscribers that submit orders directly to the Aqua system using the FIX protocol. Liquidity takers are subscribers that use Aqua's desktop software to: (i) view information about liquidity in the Aqua system that is relevant to them (via Notices); (ii) submit contra orders in response to information they have received about liquidity available in the Aqua system; or (iii) provide liquidity to other Aqua subscribers.**

**Only liquidity takers may view information about liquidity available in the Aqua system. The information is limited to liquidity for which there is a potential contra side to their private trading interest. Aqua is dark to liquidity providers. Liquidity takers must complete a "click-through" agreement to use the Aqua software.**

**Only buyside subscribers or Outsourced Buyside Desks are permitted to participate as liquidity takers. A buyside subscriber must be a Qualified Institutional Buyer. Buyside subscribers typically settle trades with Aqua directly using DTC's ID system for "customer-side" settlement. Some buyside subscribers utilize a clearing broker that settles trades on their behalf. Buyside subscribers typically use vendor OMS or EMS solutions for entering their private trading interest.**

**The majority of liquidity providers are broker-dealers although both brokers and buyside subscribers may be liquidity providers. Liquidity providers that do not use the Aqua software are not required to sign any agreement.**

**"Outsourced Buyside Desk" ("OBD") means a broker-dealer acting on behalf of institutional investors, which executes orders for such investors through other broker-dealers, exchanges and alternative trading systems. An OBD typically uses buyside vendor software to manage client orders, does not act as principal for its own account in respect of such activity, and does not typically look to cross client orders with trading interest of other**

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**institutional clients. For purposes of this Form ATS-N, OBDs are considered buyside subscribers.**

**Aqua does not enter orders into the ATS for its own account.**

Item 2:   Eligibility for ATS Services

  a.   Does the NMS Stock ATS require Subscribers to be registered broker-dealers?

Yes ☐  No ☒

  b.   Are there any other conditions that the NMS Stock ATS requires a Person to satisfy before accessing the ATS services?

Yes ☒  No ☐

If yes, list and provide a summary of the conditions.

**All subscribers are required to pass Know Your Customer checks and are required to meet minimum requirements for credit quality, including (in the case of ~~institutional~~ buyside subscribers) meeting the requirements of a Qualified Institutional Buyer ("QIB") (as defined in Rule 144A(a)(1) under the Securities Act of 1933, as amended).  Minimum credit criteria are different for broker-dealers vs. ~~institutional~~ buyside investors.**

**Aqua also considers reputational risk when evaluating potential subscribers, *e.g.,* by reviewing items such as negative news, and outstanding or concluded regulatory matters.**

**FIX liquidity providers must successfully certify a FIX connection.**

**In addition, Aqua has a click-through user agreement that is required for subscribers that access Aqua via the Aqua Desktop Application.  There is no written agreement required for subscribers connecting to Aqua via FIX.**

  c.   If yes to Item 2(b), are the conditions required to be identified in Item 2(b) the same for all Persons?

Yes ☒  No ☐

If no, identify and describe any differences.

  d.   Does the NMS Stock ATS require Subscribers to enter a written agreement to use the ATS services?

Yes ☐  No ☒

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Item 4:     Hours of Operations

> a. Provide the days and hours of operation of the NMS Stock ATS, including the times when orders or trading interest can be entered on the ATS, and any hours of operation outside of regular trading hours.

**The ATS operates its matching process during regular trading hours (9:30am to 4:00pm ET), Monday to Friday, subject to NASDAQ and FINRA holidays and early close schedules. All subscribers can submit orders to the ATS starting at 8:00~~AM~~am ET. Notices are not generated and orders are not matched for execution until 9:30am ET.**

> b. Are the hours of operations the same for all Subscribers and the Broker-Dealer Operator?

Yes ☒  No ☐

If no, identify and explain any differences. **N/A**

Item 9:      Conditional Orders and Indications of Interest

> a. Does the NMS Stock ATS send or receive any messages indicating trading interest (*e.g.*, IOIs, actionable IOIs, or conditional orders)?

Yes ☒  No ☐

> If yes, identify and explain the use of the messages, including information contained in messages (e.g., price or size minimums), how the message is transmitted (e.g., order management system, smart order router, FIX), when the message is transmitted (e.g., automatically by the ATS, or upon the sender's request), the type of Persons that receive the message (e.g., Subscribers, Trading Centers), responses to conditional orders or IOIs (e.g., submission to firm-up conditional orders), and the conditions under which the message might result in an execution in the ATS (e.g., response time parameters, interaction, and matching).

**Aqua does not send outbound IOIs, actionable IOIs, or conditional orders; however, Aqua receives conditional orders from liquidity providers via FIX and from liquidity takers using the Aqua desktop software (via AutoMatch or TACT, which are features of the Aqua Desktop Application).**

**Conditional orders contain all material terms of an order, but are not firm.**

**Conditional orders are intended to foster liquidity provisioning by allowing liquidity providers to enter the full size of their trading interest while they also seek to trade on other venues—with protection against the risk of executing shares in excess of the liquidity provider's or its client's intention in the event of race conditions. Aqua's PDS algo offering is an example of this – the client's "parent" algo order is pieced into "child" orders that are worked in several**

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dark pools simultaneously, including Aqua. The use of a conditional order in Aqua instead of a firm order allows all this to happen simultaneously without risk of a race condition that could lead to execution of a quantity greater than the client's order size. PDS is described in greater detail in Part III, Item 5 (Means of Entry). Race conditions arise in the event of a near-simultaneous cancellation of an order by a liquidity provider's client, or near-simultaneous execution of a portion of the order in another venue.

Conditional orders provide this protection by introducing a "firm-up" step into the sequence of messages that lead to a trade. Conditional orders are expected to be "firmed-up" on request from Aqua, except in race conditions where the interest represented by the conditional order was either executed away or cancelled by the liquidity provider's client. Aqua transmits firm-up requests electronically via FIX and they include symbol, size, side, price and minimum quantity (if applicable).

When a liquidity taker clicks "Buy" or "Sell," Aqua reserves shares in the liquidity taker's OMS or EMS and then submits a firm contra order into Aqua's ATS, which in turn sends a request to the liquidity provider to confirm the executable quantity of shares. Aqua requires that liquidity providers that submit conditional orders must be able to respond electronically to such "firm-up" requests within 250 milliseconds, or the liquidity taker's order will be cancelled. Aqua expects liquidity providers to "firm-up" and execute the entire order, or a portion of the order, except in cases of race conditions.

Aqua may partially exclude liquidity providers that do not consistently firm up their conditional orders upon request. Aqua reviews this behavior in response to feedback from liquidity takers and other liquidity providers. The remedy is to restrict liquidity providers that do not consistently firm up their conditional orders to only be permitted to submit firm orders.

AutoMatch Conditional Orders

AutoMatch is a feature that is available to all users of the Aqua Desktop Application. The purpose of AutoMatch is to allow a liquidity taker to execute automatically against midpoint liquidity without having to respond to a Notice. AutoMatch orders are conditional orders, priced at the midpoint that do not generate Aqua Notices. AutoMatch orders can execute against (i) other midpoint conditional orders submitted by buyside subscribers using AutoMatch or (ii) FIX liquidity provider orders that are book-only and do not generate Notices. As conditional orders, AutoMatch orders do not tie up shares in the client's OMS except for brief periods, reserving those shares when a trade opportunity is available in the system and either executing in full, partially executing and returning the balance, or returning all of the shares to the OMS.

AutoMatch orders are completely dark orders. Neither liquidity providers nor other liquidity takers ever have any visibility into AutoMatch orders.

**TACT Conditional Orders**

TACT is a feature available to all subscribers that enables subscribers to submit conditional orders to the Aqua system that are priced at an offset determined by a potential counterparty's available size. TACT prices liquidity at a range of prices and potential quantities. FIX liquidity providers may incorporate TACT functionality by sending FIX conditional orders with a TACT indicator. Users of the Aqua Desktop Application may use TACT functionality to select which orders to include for liquidity provisioning, price them, and release them to Aqua.

For each order a trader includes, TACT stages multiple conditional pegged orders of varying quantities with corresponding price offsets. All TACT orders are pegged at the NBBO or at an offset to the NBBO. An offset for the entire order is generated using a formula that incorporates the size of the subscriber's order and various characteristics of the stock in question (*e.g.*, volatility and average daily trading volume), as well as a "pricing factor" provided by the subscriber. The pricing factor is a numerical value between zero and one, where values set closer to one result in a greater offset to the NBBO. The calculation is then rounded to the nearest penny, resulting in an offset in a permissible price increment.

A potential counterparty receives an Aqua Notice for at most one order for the same ticker and side.

As conditional orders, TACT orders are not committed to Aqua and do not tie up the shares available in a buyside subscriber's OMS or EMS. Potential buyside counterparties receive Aqua Notices, as with any orders submitted to Aqua. When a potential counterparty clicks to trade, shares are first reserved in the counterparty's OMS/EMS, and then shares are reserved in the TACT liquidity provider's OMS/EMS. In the case where the TACT order was submitted by a FIX liquidity provider, a firm-up message is sent to the submitting liquidity provider. A trade is executed in Aqua only after shares are successfully reserved in both buyside subscribers' respective OMS/EMS, or, in the case of a TACT order submitted by a FIX liquidity provider, a firm-up response is received from the FIX liquidity provider and shares are successfully reserved in the buyside subscriber's OMS/EMS.

Because TACT orders are priced for a range of potential counterparty sizes, counterparties have the ability to reduce the quantity of a Notice resulting from TACT, to determine if a better price is available for a smaller quantity. Alternatively, a potential counterparty can enter a better price, *i.e.,* a narrower, permissible offset to the NBBO, and determine the largest quantity currently available to trade at that better price. If the potential counterparty finds the available quantity and offset are desirable, the potential counterparty then clicks to trade.

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**TACT liquidity providers can choose to permit their TACT conditional orders to be negotiable.  In the case of a negotiable TACT order, if a potential counterparty finds the available quantity and offset are not desirable, the potential counterparty can negotiate the trade by submitting a better price for the desired quantity.  This negotiated quantity and offset causes an order to be submitted into the ATS and in turn generates a Notice on the liquidity provider's desktop, which the liquidity provider can either accept or dismiss.**

**A Notice resulting from a negotiable TACT conditional order resembles any other Notice – it includes the proposed quantity, price offset and a clock that counts off fifteen seconds and then expires.  The only difference from a regular Notice is the appearance of the label, "Negotiation," which implies necessarily that the counterparty is a buyside subscriber who is responding to a TACT liquidity Notice with a proposed alternative price and size.  Such negotiations only permit one iteration – the recipient must either accept the proposed terms of the trade or dismiss the Notice.  No further negotiation is permitted.**

**<span style="color:red">TACT functionality includes maximum quantity settings to cap (i) the liquidity provider's TACT order quantity and (ii) the largest contra order that is permitted to interact with the TACT order.  These settings may be configured by the subscriber using TACT.</span>**

**<span style="color:red">TACT orders are protected by "anti-gaming limits" that stop a pegged TACT order from drifting with the market by more than one tick.  These limits, which automatically reset to the market every three (3) minutes, are designed to prevent a counterparty from deliberately influencing the NBBO against you prior to execution.</span>**

**<span style="color:red">TACT prices are also bound by a "Band Width" control.  This setting provides a boundary, in basis points, beyond which TACT prices will not drift.  Band Width is a hard limit that does not reset.  This Band Width is set to 100 basis points and can be configured by the subscriber to a limit no greater than 100 basis points.</span>**

  e.  If yes to Item 9(a), are the terms and conditions governing conditional orders and indications of interest the same for all Subscribers and the Broker-Dealer Operator?

Yes ☒  No ☐

If no, identify and explain any differences.

Item 11:  <u>Trading Services, Facilities and Rules</u>

a. Provide a summary of the structure of the NMS Stock ATS marketplace (e.g., crossing system, auction market, limit order matching book) and explain the means and facilities for bringing together the orders of multiple buyers and sellers on the NMS Stock ATS.

**Aqua is an electronic trading solution that facilitates block trades in NMS stocks. The central feature of Aqua is its unique "Go Fish" method of matching orders. With the "Go Fish" method, liquidity providers (either buyside, OBDs or Broker-Dealers) submit block-sized orders into Aqua, bidding or offering to buy or sell a particular equity security at a price to be determined based on a peg to the national best bid or offer ("NBBO") at the time of execution—including either at the NBBO, at the midpoint of the NBBO, or at a spread inferior to the NBBO. Aqua only accepts orders priced by reference to the NBBO. Bids and offers on Aqua are not reported to the consolidated quotation system or otherwise publicly displayed.**

**Each liquidity taker (buyside or OBDs only) installs Aqua software. The Aqua software (the "client-side software", or the "Aqua Participant Server") has visibility into the liquidity taker's pending unexecuted private trading interest residing in the subscriber's order management or execution management system ("OMS/EMS.")**

**Aqua does not "scrape" a subscriber's OMS/EMS in the sense that scraping involves centralizing detailed OMS/EMS order information within an ATS. In Aqua, OMS/EMS order information is not reported back to a central Aqua server for comparison with other orders, or otherwise made available outside of the liquidity-taker's environment. Instead of centralizing private trading interest for comparison with orders, Aqua de-centralizes orders for comparison with private trading interest safely behind the liquidity taker's firewall.**

**Upon Aqua receiving a marketable order from a liquidity provider (or when a previously received order becomes marketable), the Aqua system first matches against any contra orders in the book. If the order is not executed in full, Aqua determines if it will generate Notices by effectively "asking" the client-side software of each liquidity taker whether that subscriber has an open contra-side trading interest in the same stock. If no liquidity takers have such an open contra-side trading interest, the liquidity provider's trading interest is not shown.**

**However, if one or more liquidity taker has an open contra-side trading interest (and such trading interest is not limited away, already routed to another broker-dealer, or precluded from trading by a minimum fill constraint), those subscribers will be notified of the available liquidity with a Notice and given a limited period to agree to take the other side of the trade. A Notice is not an executable order, but rather a tool for seeking a response from a liquidity taker. When Aqua provides a liquidity taker with a Notice, Aqua does not indicate a single price or size. Generally, the price is indicated**

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as a pegged price and the visible size is dependent on the order size of the resting ATS order (the precise terms of resting ATS orders are not displayed) and the order size on the liquidity taker's blotter. A Notice will not show an amount greater than the size indicated on the liquidity taker's blotter.

Since Aqua does not store subscriber OMS/EMS data centrally, Aqua cannot engage in the search for potential buyside-to-buyside trades among subscriber OMS/EMS data that is the essence of blotter-scraping. Instead of pulling subscriber OMS/EMS data back to Aqua, Aqua pushes its own order book out to the liquidity taker's APS. Aqua performs a decentralized comparison of its own order book with one subscriber's OMS/EMS data at a time, rather than comparing OMS/EMS data centrally. Instead of informing both sides of a potential trade, Aqua informs only the liquidity taker.

Only the receiver of the Notice is ~~ever~~ informed that a Notice has been shown. N~~either the liquidity providers nor any~~o other market participants are informed. Upon receiving a Notice, the designated trader(s) may, within 15-seconds, either: (i) click "Buy" or "Sell," either for the full size or a reduced size, or (ii) click "Dismiss," either for a particular period of time (*i.e.*, requesting to not receive further Notices relating to that NMS stock until a later time designated by the liquidity taker), or for the particular price or size submitted to the Notice. The Notice expires after this 15-second period.

A liquidity taker may attempt to "refresh" an expired Notice on the chance that the liquidity provider's order still resides in Aqua's order book, although a Notice is no longer visible to the liquidity taker. To request a refresh, the liquidity taker must commit shares that would trade should a contra-side order reside in Aqua's order book at the time of the refresh request. Refreshing effectively sends an order, which would execute against the liquidity provider's order reflected in the Notice, if it is still unexecuted and live, or cancel immediately if no contra order is found.

The term "Go Fish" is used to describe this process because matches are achieved similar to the way they are achieved in the card game of the same name. Specifically, liquidity providers are able to match with liquidity takers without liquidity takers being forced to reveal their hand (*i.e.*, the trading interest in their OMS). Liquidity providers' trading interest is only shown to liquidity takers with verified contra-side trading interest. Even when a liquidity provider's trading interest is shown to a liquidity taker, the liquidity provider's identity remains anonymous. Because pre-trade information is not shared with liquidity providers and is shared with liquidity takers only in these limited circumstances, Aqua's matching methodology seeks to limit potential gaming and pre-trade "leakage" of trading intention.